

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2023

Oran Holtzman
Chief Executive Officer
ODDITY Tech Ltd.
8 Haharash Street
Tel Aviv-Jaffa, 6761304, Israel

Re: ODDITY Tech Ltd.
Registration Statement on Form F-1, as amended
Exhibit No. 10.11
Filed June 23, 2023
File No. 333-272890

Dear Mr. Holtzman:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance